Exhibit 99.5

SRK Consulting (Canada) Inc. 1300 – 151 Yonge Street Toronto, Ontario, Canada M5C 2W7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

Project number: 3CN024.002

Toronto, May 26, 2016

To:

Securities Regulatory Authorities

B. C. Securities Commission (BCSC)

Alberta Securities Commission (ABC)

Ontario Securities Commission (OSC)

L’Autorité des marchés financiers (AMF)

Toronto Stock Exchange (TSX)

CONSENT of AUTHOR

I, Jean-François Ravenelle, do hereby consent to the public filing of the amended technical report titled “Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland”, dated May 26, 2016 with an effective date of March 24, 2016 (the “Amended Technical Report”), and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of North American Nickel Inc. (the “Company”) and to the filing of the Amended Technical Report with any securities regulatory authorities and on SEDAR.

I also consent to the use of any extracts from or a summary of the Amended Technical Report in the news release of the Company dated March 30, 2016 (the “Written Disclosure”). I certify that I have read the Written Disclosure and that it fairly and accurately represents the information in the sections of the Amended Technical Report for which I am responsible.

Dated this 26th day of May, 2016.

[“signed and sealed”]
Jean-François Ravenelle, PhD, PGeo
Senior Consultant (Structural Geology)

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